EXHIBIT 99.1

HealthWarehouse.com To Hire Investment Banker To Maximize Shareholder Value
Company Looks To Take Advantage of Current Healthcare Consolidation Trends

(CINCINNATI, OH, August 8, 2016) -- -HealthWarehouse.com, Inc. (OTCQB: HEWA), the only VIPPS & Vet--VIPPS accredited online pharmacy licensed in all 50 states, today announced that it intends to hire an investment banking firm to explore all strategic options to maximize shareholder value, including a strategic partnership with a larger, well-capitalized entity or sale of the Company. Multiple parties have expressed interest in merging with or acquiring the Company, and the Board of Directors has determined that it is in the best interest of all shareholders to hire an investment banker to evaluate the board's options to maximize shareholder value.
The Company has made significant progress in improving its balance sheet, increasing gross profit margins and growing sales, and the Company is now operating at breakeven quarterly cash flow. This progress along with positive national media coverage has created further interest in the Company from consumers and outside parties alike as HealthWarehouse.com remains the only VIPPS & Vet--VIPPS accredited online pharmacy licensed in all 50 states, focused on the $80 billion cash prescription market.
"To capitalize on current interest in the Company and consolidation trends in the healthcare industry, the Board of Directors remains committed to objectively considering all avenues that may enhance our ability to maximize shareholder value. Our decision to begin this process is consistent with our commitment to our shareholders and will allow interested parties to fully understand the significant value of HealthWarehouse.com and the enormous potential of the Company," said Lalit Dhadphale, Chairman, co-founder, President and CEO of HealthWarehouse.com.
There can be no assurance that these opportunities will result in a transaction. The Company does not currently intend to provide updates unless or until it determines that disclosure is appropriate or necessary.
About HealthWarehouse.com

HealthWarehouse.com, Inc. (OTCQB:HEWA) is a trusted VIPPS & Vet-VIPPS accredited online pharmacy based in Florence, Kentucky.  The Company is focused on the growing out of pocket prescription market, which is expected to grow to over $80 billion in 2016.  With a mission to provide affordable healthcare to every American by focusing on technology that is revolutionizing prescription delivery, HealthWarehouse.com has become the largest VIPPS accredited online pharmacy in the United States.

HealthWarehouse.com is licensed in all 50 states and only sells drugs that are FDA-approved and legal for sale in the United States. Visit HealthWarehouse.com online at http://www.HealthWarehouse.com.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results may differ significantly from management's expectations. These forward-looking statements involve risks and uncertainties that include, among others, risks related to competition, management of growth, new products, services and technologies, potential fluctuations in operating results, international expansion, outcomes of legal proceedings and claims, fulfillment center optimization, seasonality, commercial agreements, acquisitions and strategic transactions, foreign exchange rates, system interruption, inventory, government regulation and taxation, and timing of cash flows. More information about factors that potentially could affect HealthWarehouse.com's financial results is included in HealthWarehouse.com's filings with the Securities and Exchange Commission, including its most recent Annual Report on Form 10-K and subsequent filings.

Contact

Mr. Lalit Dhadphale, CEO
lalit@healthwarehouse.com
(859) 444-7341

7107 Industrial Rd. • Florence, KY 41042
Tel: (800) 748-7001 • Fax: (888) 870-2808 • www.HealthWarehouse.com